Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-132740

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MAY 9, 2006)

646,900 SHARES OF COMMON STOCK AND WARRANT

PANACOS PHARMACEUTICALS, INC.

We are issuing a warrant to purchase shares of our common stock and 646,900 shares of our common stock underlying the warrant to Hercules Technology Growth Capital, Inc. pursuant to this prospectus supplement. The warrant and the underlying shares of common stock are being issued in accordance with a Loan and Security Agreement between us and Hercules Technology Growth Capital, Inc. dated as of June 28, 2007.

This prospectus supplement should be read in conjunction with the prospectus dated May 9, 2006, which has previously been delivered to Hercules.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 3 of the accompanying prospectus and in our subsequently filed reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 28, 2007.

THE OFFERING

On June 28, 2007, Panacos Pharmaceuticals, Inc. entered into a $20 million senior secured term loan with Hercules Technology Growth Capital, Inc., a Maryland corporation. In connection with the loan, Panacos entered into a Loan and Security Agreement, dated as of June 28, 2007, by and between Hercules as lender and Panacos as the borrower.

Pursuant to the Loan and Security Agreement, the loan has a maturity date of January 3, 2011. Panacos is eligible to receive a 6-month extension of the final maturity date of the loan if it achieves certain milestones. The loan will bear interest at a rate of 11.20% and Panacos will have a 12 month interest-only period for payments under the loan, which shall be extendable to 15 months if certain milestones are achieved. $10,000,000 of the principal amount of the loan has been funded by the lender at the closing, and the remaining $10,000,000 in principal amount must be drawn in full by September 30, 2007. Panacos has granted the lender a first priority security interest in all of its assets with the exception of its intellectual property, specific lien financing up to $2,000,000 and standard permitted liens, provided that the lender will receive a security interest in the proceeds from the sale of any intellectual property and Panacos may not pledge its intellectual property to another lender.

In connection with the Loan and Security Agreement, Panacos has also issued to Hercules a warrant to purchase 646,900 shares of Panacos’ common stock, $0.01 par value per share, at an exercise price of $3.71 per share, equal to the volume-weighted average of the closing prices for the common stock for the three trading days preceding the closing of the loan. The warrant and the underlying shares of common stock are being issued pursuant to this prospectus supplement. If the warrant is exercised in full for cash, Panacos would receive $2,400,000 in proceeds. The warrant may also be “net” or “cashless” exercised through the surrender of all or a portion of the warrant for shares of common stock. The warrant will expire at the latest in five years from the date of issuance; provided that if the warrant has not been exercised prior to the expiration date, it will be deemed to have been automatically exercised immediately prior to its expiration.

In the event of a merger or consolidation involving Panacos in which Panacos is not the surviving entity, or in which the outstanding shares of Panacos’ capital stock are otherwise converted into or exchanged for shares of capital stock of another entity, or a sale by Panacos of all or substantially all of its assets, the holder of the warrant shall be entitled to receive, upon exercise, the number of shares of common stock or other securities or property of the successor corporation resulting from the merger event that would have been issuable if the holder had exercised the warrant immediately prior to the event.

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PROSPECTUS

PANACOS PHARMACEUTICALS, INC.

$113,375,000

(of which $13,375,000 was previously registered pursuant to Registration Statement No. 333-128135)

COMMON STOCK

WARRANTS

We may from time to time issue up to $113,375,000 aggregate principal amount of common stock and/or warrants. We will specify in an accompanying prospectus supplement the terms of the securities. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “PANC.” On May 8, 2006, the last reported sale price of our common stock was $6.27 per share.

Investing in our securities involves risks.

See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

THE DATE OF THIS PROSPECTUS IS MAY 9, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $113,375,000. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In any applicable prospectus supplements, we may add to, update or change any of the information contained in this prospectus.

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OUR BUSINESS

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 3.

Panacos Pharmaceuticals, Inc. (which we refer to as we, Panacos or the Company) seeks to develop next generation anti-infective products through the discovery and development of small-molecule oral drugs designed to treat Human Immunodeficiency Virus, or HIV, and other major human viral diseases. We focus on disease indications where we believe there is a clear unmet medical need and commercial opportunity for more effective therapies. We believe that a major potential commercial advantage of the HIV market is the shorter clinical development and product review times that have generally preceded the approval of currently marketed HIV drugs than is generally the case for many other disease indications. Because we believe that the most important problem in treating HIV is the emergence of viral strains that are resistant to currently approved drugs, our proprietary discovery technologies focus on novel targets in the virus life cycle, including virus maturation and virus fusion.

Our lead product candidate, PA-457, is a once-daily oral HIV drug candidate in Phase 2 clinical testing. It is the first in a new class of drug candidates that work by a novel mechanism of action called maturation inhibition that is different from the mechanism of any approved drugs or other drugs known by us to be in development. This new target for HIV drugs was discovered by Panacos scientists and their academic collaborators. Based on currently available clinical data, we believe that PA-457 has the potential to play an important role in treating both treatment-experienced HIV patients and patients previously untreated for the disease.

In 2005 we announced the completion of a Phase 2a clinical trial of PA-457, and provided analysis of the results. The trial met its primary endpoint by demonstrating a statistically significant reduction in the level of HIV in the blood, known as viral load, in patients treated with PA-457 compared to placebo. After ten days of the highest dose of PA-457 in the trial, the median reduction in viral load was 1.050 log10, or a 91% decrease.

We plan to initiate a Phase 2b trial of PA-457 at multiple clinical sites in the United States in the first half of 2006. In this trial, PA-457 will be administered to HIV-infected patients in combination with approved HIV drugs. We intend to enroll patients in this trial who are failing current therapy, who will receive either placebo or PA-457 in multiple doses in conjunction with approved HIV drugs. Our primary objective of this trial is to determine the optimum dose of PA-457 for pivotal clinical trials. We expect the endpoints of this trial to include viral load reduction and safety after several months of dosing. Prior to the initiation of the Phase 2b trial, we need to complete the analysis of two drug interaction studies, chronic toxicology studies and a clinical bioavailability study of a tablet form of the drug, all of which have completed dosing, and we need to agree with the U. S. Food and Drug Administration, or FDA, on doses to be used in the trial and its detailed design. The FDA has granted Fast Track designation to PA-457. Fast Track designation may be granted to a new drug when the FDA determines that the specific indication for which the drug is being studied is serious or life-threatening and that the drug demonstrates the potential to address unmet medical needs for that indication.

We have established research and development programs designed to generate second- and third-generation maturation inhibition products. We believe that there is the potential for multiple marketed products in this class and are working to bring additional maturation inhibitors into clinical development with a goal of filing an Investigational New Drug Application, or IND, for a second-generation maturation inhibitor during 2006. We also have a research and development program focused on an early step in the HIV virus life cycle, fusion of the HIV virus to human cells. Fusion inhibition is a novel target for oral drug development. Panacos scientists have developed proprietary drug screening technology to identify inhibitors of virus fusion and have used this screening technology successfully to identify novel small-molecule HIV fusion inhibitors. These compounds are currently being optimized with the goal of generating an oral drug candidate suitable for clinical testing.

We believe that we could potentially develop and market PA-457 successfully without a strategic corporate collaboration. We are, however, also exploring corporate collaboration opportunities to facilitate the development and commercialization of PA-457. We intend to evaluate the relative merits of both approaches on an ongoing basis.

We were incorporated under the laws of the State of Delaware in December 1992. Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is (617) 926-1551. We also have research and development facilities in Gaithersburg, Maryland.

RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase shares of Panacos common stock. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein. See “Where You Can Find More Information” on page 19.

Risks Relating to Our Company

We have historically incurred operating losses and we expect that these losses will continue.

We have historically incurred substantial operating losses due to our research and development activities and expect these losses to continue for the foreseeable future. As of December 31, 2005, we had an accumulated deficit of approximately $84.5 million. Our fiscal year 2005, 2004 and 2003 net losses were $59.1 million, $12.0 million, and $4.5 million, respectively. We expect to continue research and development activities. We will expend significant amounts on research and development programs, including those relating to PA-457. The PA-457 clinical trial program is being conducted in various geographic locations, and clinical studies may occur in other geographic markets. In addition, we expect that PA-457 will progress to late stage Phase 2 trials in 2006. In parallel to the clinical development activities, we would increase expenditures for pre-commercial activities, such as planning for, and preliminary investments in, the scale-up of manufacturing of the drug, and marketing and distribution of the drug both in the United States and internationally. We also plan to evaluate potential development and commercial collaborations with strategic partners, which may fund a portion of the late stage clinical development of the drug. These activities will take time and expense, both to identify the best partners and reach agreement on terms, and to negotiate and sign definitive agreements. We will actively seek new financing from time to time to provide financial support for new activities. However, at this time we are not able to assess the probability of success in our fundraising efforts or the terms, if any, under which we may secure financial support from strategic partners. We expect to continue to incur operating losses for the foreseeable future.

We will need additional capital in the future, but our access to such capital is uncertain.

Our current resources are insufficient to fund all of our planned development and commercialization efforts. As of December 31, 2005, we had cash on hand of approximately $87.1 million. During the fourth quarter, we closed a secondary public offering on October 12, 2005, raising approximately $81.0 million in net proceeds, and issued 8.25 million shares of our common stock. We believe that our cash resources are adequate to meet our requirements into 2008. Our capital needs will depend on many factors, including our research and development activities, the scope of our clinical trial program, the timing of regulatory approval for our products under development and the successful commercialization of our products. Our needs may also depend on the magnitude and scope of these activities, the progress and the level of success in our clinical trials, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We do not have committed external sources of funding. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of, or eliminate one or more of our development programs;

•

obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to retain in order to develop or commercialize them ourself;

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available; or

•	seek a buyer for all or a portion of our business, or wind down our operations and liquidate our assets.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our success will depend on the products which we are and will be developing, but may be unable to commercialize due to numerous factors, including regulatory requirements on both us and our customers.

The success of our business will depend on our successful development and commercialization of our products. Successful commercialization of our products under development depends, in significant part, on our ability to:

•	complete their development in a timely fashion;

•	demonstrate their safety and efficacy in clinical trials;

•	obtain and maintain patents or other proprietary protections;

•	obtain required regulatory approvals;

•	implement efficient, commercial-scale manufacturing processes;

•	obtain approval for reimbursement under health care systems; and

•	establish and maintain development, sales, marketing, and distribution collaborations.

PA-457 is our only product currently in active clinical trials. PA-457 has not been approved by the Food and Drug Administration, or the FDA, for marketing in the United States or by regulatory authorities in other countries. The process of obtaining regulatory approvals is generally lengthy, expensive and uncertain. Satisfaction of pre-market approval or other regulatory requirements of the FDA, or similar requirements of non-United States regulatory agencies, typically takes several years, depending upon the type, complexity, novelty and intended purpose of the product. During fiscal years 2005, 2004 and 2003, we spent approximately $19.8 million, $11.1 million, and $4.5 million on research and development, respectively.

To obtain regulatory approvals for the commercial sale of our product candidates, we or our collaborators must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective. We or our collaborators may suspend or terminate clinical trials at any time for various reasons, including regulatory actions by the FDA or foreign regulatory agencies, actions by institutional review boards, failure to comply with good clinical practice requirements and concerns regarding health risks to the subjects of clinical tests. We recently discontinued our development of a product, the INACTINE™ Pathogen Reduction System, in Phase 3 clinical trials due to concerns that we would not be successful in addressing certain clinical and regulatory considerations in an economically feasible manner within a commercially reasonable time frame.

Delays in our clinical testing or approval from government authorities will lengthen our product development time, increase our product development costs and may impair our ability to commercialize our products and allow competitors to bring products to market before we do. For example, in 2005 we announced a delay in the initiation of our Phase 2b clinical trial for PA-457 from the fourth quarter of 2005, as previously planned, until the first half of 2006. This delay resulted from an FDA request that PA-457 should be evaluated in two drug interaction studies prior to initiation of Phase 2b, to study the possible effects of co-administration of the drug with ritonavir or atazanavir. The FDA recommendation was based on a recent FDA consensus related to drugs that are metabolized by a process known as glucuronidation, like PA-457. We have completed dosing in the two studies recommended by the FDA and are completing analysis of the data.

Even if our products receive approval for commercial sale, their manufacture, storage, marketing and distribution are and will be subject to extensive and continuing regulation in the United States by the federal government, especially the FDA, and state and local governments. The failure to comply with these regulatory requirements could result in enforcement action, including, without limitation, withdrawal of approval, which would harm our business. Later discovery of problems with our products may result in additional restrictions on the product, including withdrawal of the product from the market. Regulatory authorities may also require post-marketing testing, which can involve significant expenses. Additionally, governments may impose new regulations, which could further delay or preclude regulatory approval of our products or result in significantly increased compliance costs.

In similar fashion to the FDA, foreign regulatory authorities require demonstration of product quality, safety and efficacy prior to granting authorization for product registration, which allows for distribution of the product for commercial sale. International organizations, such as the World Health Organization, and foreign government agencies, including those for the Americas, Middle East, Europe, and Asia and the Pacific, have laws, regulations and guidelines for reporting and evaluating the data on safety, quality and efficacy of new drug products. Although most of these laws, regulations and guidelines are very similar, each of the individual nations reviews all of the information available on the new drug product and makes an independent determination for product registration.

We cannot assure you that our efforts to commercialize PA-457, which is still in Phase 2 clinical trials, will succeed.

PA-457 is our only product currently in active clinical development.

PA-457 is still in Phase 2 clinical trials and involves a high degree of development, technical, regulatory and other risks. The results from pre-clinical studies and early clinical trials conducted by us do not ensure that results obtained in later-stage clinical trials of PA-457 will be satisfactory to the FDA or foreign regulatory authorities. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Completion of clinical trials may also be delayed by slower than anticipated patient enrollment, negative or inconclusive clinical results or other adverse circumstances occurring during the clinical trials. Therefore, we cannot ensure that clinical trials will demonstrate sufficient safety and efficacy to obtain required marketing approvals on a timely basis, if at all.

Positive results from preclinical studies or early clinical trials should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Initial clinical trials of PA-457 have been conducted only in small numbers of patients for short periods of dosing that may not fully represent the diversity present in larger populations infected with HIV or the results of long-term drug administration. Therefore, the limited results we obtained may not predict results from more prolonged studies in larger numbers of patients drawn from more diverse populations. These initial trials were not designed to assess the long-term efficacy of PA-457. We will be required to demonstrate through larger-scale clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. If PA-457 or any other product candidate fails to demonstrate sufficient safety and efficacy in any clinical trial, we would experience potentially significant delays in, or be required to abandon, development of, that product candidate. If we delay or abandon our development efforts related to PA-457, we may not be able to generate sufficient revenues to become profitable, and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause the stock price to decrease significantly.

If we fail to establish relationships with strategic collaborators and distributors, we may be unable to market our products.

We intend to pursue strategic collaborations as a possible way to obtain development, sales, marketing and distribution support and financial support in the development of our products. We may require marketing and distribution partners for the commercialization of our products. If we fail to develop new strategic partnerships for these purposes, the failure could delay or possibly inhibit the commercialization of our products.

For example, in order to effectively market our products outside the United States, we may need to secure foreign marketing partners who have a strong presence in such foreign markets. Securing new corporate collaborators is a time-consuming process, and we cannot guarantee that the negotiations with new collaborators will yield positive results. Even if we find additional corporate collaborators to assist in the commercialization of existing or new product candidates, the terms of the arrangements may not be favorable or acceptable to us.

If we do not successfully distinguish and commercialize our product candidates, we may be unable to compete successfully or to generate revenue significant to sustain our operations.

The biotechnology industry, including the fields of therapeutic products to treat HIV and serious infections, is highly competitive and subject to significant and rapid technological change. Accordingly, our success will depend, in part, on our ability to respond quickly to such change through the development and introduction of new products.

Many of our competitors or potential competitors have substantially greater financial and other resources than we have, greater experience in conducting pre-clinical studies, clinical trials and other regulatory approval procedures, as well as in marketing their products. Major competitors in the market for HIV drugs include large, publicly-traded pharmaceutical companies, such as GlaxoSmithKline, Bristol-Myers Squibb, Pfizer, Roche, Merck, Johnson & Johnson, and Gilead, public biotechnology companies, such as Trimeris, Incyte and Vertex, and private development stage companies, such as Achilion and Pharmasset. If we or our corporate partners commence commercial product sales, we or our corporate partners will be competing against companies with substantial and possibly greater marketing, selling and manufacturing capabilities.

Our ability to compete successfully against currently existing and future alternatives to our product candidates and systems, and competitors who compete directly with us in the pathogen reduction industry will depend, in part, on our ability to:

•	attract and retain skilled scientific and research personnel;

•	develop technologically superior products;

•	develop competitively priced products;

•	obtain patent or other required regulatory approvals for our products;

•	be early entrants to the market; and

•	manufacture, market and sell our products, independently or through collaborations.

Third-party reimbursement policies may adversely affect our ability to commercialize and sell our products and services.

Our ability to successfully commercialize our products depends in part on the extent to which appropriate levels of reimbursement for our products and related treatments are obtained from government authorities, private health insurers, third party payers, and other organizations, such as managed care organizations, or MCOs. Any failure by doctors, hospitals and other users of our products or systems to obtain appropriate levels of reimbursement could adversely affect our ability to sell these products and systems.

Federal legislation, enacted in December 2003, has altered the way in which physician-administered drug programs covered by Medicare are reimbursed, generally leading to lower reimbursement levels. The new legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, the United States Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. On the other hand, the drug benefit may increase the volume of pharmaceutical drug purchases, offsetting at least in part these potential price discounts. While the new law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit de facto price controls on prescription drugs. In addition, the law triggers, for congressional consideration, cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include limitations on prescription drug prices. This legislation could adversely impact our ability to commercialize any of our products successfully.

Significant uncertainty exists about the reimbursement status of newly approved medical products and services. Reimbursement in the United States or foreign countries may not be available for any of our products, reimbursement granted may not be maintained, and limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of, our products. We anticipate that we will need to work with a variety of organizations to lobby government agencies for improved reimbursement policies for our products. However, we cannot guarantee that such lobbying efforts will take place or that they will ultimately be successful.

Our ability to successfully integrate the operations of V.I. Technologies, Inc. and Panacos following our merger is uncertain.

V.I. Technologies, Inc. and Panacos, each of which previously operated independently, are in the process of integrating their businesses following the merger that was effected in March 2005. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. Diversion of management attention could result in delays in clinical programs. The combination of the two companies’ organizations may result in greater competition for resources and elimination of research and development programs that might otherwise be successfully completed. Management may have its attention diverted while trying to integrate the two companies, or consolidate or rationalize the two facilities. Our two facilities are located in Watertown, Massachusetts and Gaithersburg, Maryland. Such diversion of management’s attention or difficulties in the transition process could have an adverse impact on us. Virtually all of the employees in the merged company work at either the Watertown facility or the Gaithersburg facility. The management team of the combined company has experience in attracting and retaining the technical personnel that will represent the majority of employees in the combined company. However, no assurance can be given that the combined company will succeed in its efforts to integrate the combined companies’ operations successfully.

If we are unable to protect our intellectual property, we may not be able to operate our business profitably.

Our success will depend on our ability to develop proprietary products and technologies, to obtain and enforce patents, to protect trade secrets, and to prevent others from infringing our proprietary rights. We have patents and patent applications that claim critical technologies, including new chemical compounds. Currently, our patent estate in antiviral therapeutics includes nine issued U.S. patents and eleven pending U.S. applications. Each of the U.S. applications and patents has one or more corresponding foreign applications or patents. In addition, we have exclusive licenses to patents and patent applications, including certain jointly owned patents, which claim technologies and compounds critical to our present business endeavors. We also seek to protect our proprietary technology, in part, by entering into confidentiality agreements with our employees, consultants and contractors. Patents, pending patent applications and licensed patents may not afford adequate protection against competitors, and any pending patent applications now or hereafter filed by or licensed to us may result in patents not being issued or may result in the issuance of patents having narrowed claim scope in relation to the originally filed applications. In addition, certain aspects of our technology rely on patented inventions developed using university or United States government resources. The United States government or universities may have certain rights, as defined by law or applicable agreements, in such patents, and may choose to exercise such rights. Under the terms of a license agreement with the University of North Carolina, or UNC, we are an exclusive licensee of certain technologies, including patents and patent applications that relate to certain of our product candidates, including PA-457. This license agreement imposes various development, commercialization and other obligations on us. If we fail to comply with these and other requirements, our license could convert from exclusive to non-exclusive or terminate entirely. Currently, we are in compliance with the terms of the license agreement, and we do not have any reason to believe that the license may be converted from exclusive status to non-exclusive status or be terminated. We cannot be certain that UNC’s, or any other third party’s, confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others, disputes may arise as to the rights related to or resulting from the use of such intellectual property. In our agreements with contractors, we seek warranties that the intellectual property rights of third parties will not be infringed. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Patents involve complex legal and factual questions and, therefore, we cannot predict with certainty their enforceability.

We are a party to various license agreements that give us exclusive rights to use specified technologies applicable to research, development and commercialization of our product candidates, including PA-457. The agreements pursuant to which such technology is used permit the licensors to terminate agreements in the event that certain conditions are not met. If these conditions are not met and the agreements are terminated, our product development, research and commercialization efforts may be altered or delayed.

Patents or patent applications, if issued, may be challenged, invalidated or circumvented, or may not provide protection or competitive advantages against competitors with similar technologies. Furthermore, our competitors may obtain patent protection for other technology that could limit our ability to use our technology or commercialize products that we may develop.

Litigation may be necessary to enforce patents issued or licensed to us, to protect trade secrets or know-how, or to determine the scope and validity of the proprietary rights of others. Litigation, opposition or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unable to protect our technology, trade secrets or know-how, we may be unable to operate profitably. Although we have not been involved in any litigation and are not aware of any threatened litigation regarding patent issues or other intellectual property, or other related court challenges or legal actions, it is possible that we could be involved with such matters in the future.

If we are unable to operate our business without infringing upon the intellectual property rights of others, we may not be able to operate our business profitably.

Our success depends on our ability to operate without infringing upon the proprietary rights of others. We endeavor to follow developments in our field, and we do believe that we have freedom to operate with respect to our core technologies. To the extent that planned or potential products would infringe patents or other intellectual property rights held by third parties, we would need licenses under such patents or other intellectual property rights to continue development and marketing aspects of our products protected by those third party patents or other intellectual property rights. Any required licenses may not be available on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties’ patents or we may not be able to proceed with the development, manufacture or sale of our products.

Litigation may be necessary to defend against claims of infringement or to determine the scope and validity of the proprietary rights of others. Litigation, opposition or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unsuccessful in defending against claims of infringement, our results of operations would be adversely effected.

If we lose or are unable to hire and retain qualified personnel, we may not be able to develop our products and technology.

We are highly dependent on the members of our scientific and management staff. In particular, we depend on Dr. Samuel K. Ackerman, as our President and Chief Executive Officer. Although we believe we have been successful in attracting and retaining our employees, we may not be able to attract and retain personnel on acceptable terms, if at all, given the competition for such personnel among other companies and research and academic institutions. If we lose an executive officer or certain key members of our clinical or research and development staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and technology may be hindered. We have not purchased any key-man life insurance.

We use and generate hazardous materials in our research activities. Defending against any claims relating to the improper handling, storage, release or disposal of these materials could be time consuming and costly.

We are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. It is possible that we will be required in the future to incur significant costs to comply with environmental and health and safety regulations. The research and development activities to be undertaken by us involve the use of hazardous materials, including chemicals that may cause cancer, volatile solvents, and biological materials, including materials infected with various viruses, including the Human Immunodeficiency Virus, Human T-Cell Lyphotrophic Virus, and Simian Immunodeficiency Virus. In addition, our operations produce, and will continue to produce, hazardous waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standard prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our insurance limits and our cash resources. We have general liability insurance that covers our use of hazardous materials and chemicals. We have not been notified that we have been the subject of any investigation relating to the generation of hazardous materials in the past.

We may face exposure to product liability claims.

We may face exposure to product liability and other claims due to allegations that our products cause harm. These risks are inherent in the ongoing Phase 2 clinical trials relating to PA-457 and in the testing, and future manufacturing and marketing of, our products. Although we currently maintain product liability insurance, such insurance may not be adequate, and we may not be able to obtain adequate insurance coverage in the future at a reasonable cost, if at all. If we are unable to obtain product liability insurance in the future at an acceptable cost or to otherwise protect against potential product liability claims, we could be inhibited in the commercialization of our products, which could have a material adverse effect on our business. We currently have a policy covering $10 million of product liability for our clinical trials. We do not have sales of any products. The coverage will be maintained and limits reviewed from time to time as we progress to later stages of our clinical trials and as the length of the trials and the number of patients enrolled in the trials changes.

Risks Relating to Our Stock

Our stock price is volatile, and you may not be able to resell your shares at a profit.

We first publicly issued common stock on June 11, 1998 at $120.00 (as adjusted for our March 14, 2005 1:10 reverse stock split) per share in our initial public offering. Between June 11, 1998 and March 24, 2006 the closing sale price has ranged from a high of $176.25 per share to a low of $2.49 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

•	quarterly fluctuations in results of operations;

•	the announcement of new products or services by us or competitors;

•	sales of common stock by existing stockholders or the perception that these sales may occur;

•	adverse judgments or settlements obligating us to pay damages;

•	negative publicity;

•	loss of key personnel;

•	developments concerning proprietary rights, including patents and litigation matters; and

•	clinical trial or regulatory developments in both the United States and foreign countries.

In addition, overall stock market volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management’s attention and resources, which could have a material adverse effect on our development programs and our financial position.

We have a large number of authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock.

As of March 1, 2006, there are approximately 499.9 million shares of authorized but unissued shares of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions, for anti-takeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of Nasdaq, Delaware law, or other applicable laws. We currently have no specific plans to issue shares of our common stock for any purpose. However, if our management determines to issue shares of our common stock from the large pool of such authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position would be diluted without your further ability to vote on that transaction.

The sale of a substantial number of shares of our common stock could cause the market price of our common stock to decline and may impair our ability to raise capital through additional offerings.

We currently have outstanding warrants to purchase an aggregate of 4.1 million shares of our common stock. The shares issuable upon exercise of these warrants have been registered for resale, and thus could be sold at any time following their issuance. These shares represent approximately 8% of the total number of shares of our common stock that are currently outstanding.

Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future.

Our executive officers, directors and holders of more than 5% of our common stock collectively beneficially own approximately 19% of our outstanding common stock as of March 1, 2006. Their beneficial ownership includes approximately 1.5 million shares of common stock issuable upon exercise of vested stock options that could become available for immediate resale if such options were exercised.

Sale or the availability for sale of shares of common stock by stockholders could cause the market price of our common stock to decline and could impair our ability to raise capital through an offering of additional equity securities.

Anti-takeover provisions may frustrate attempts to replace our current management and discourage investors from buying our common stock.

Certain provisions of our restated certificate of incorporation and restated by-laws, as well as the Delaware General Corporation Law, or the DGCL, reduce the power of stockholders generally, even those with a majority of the voting power, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

In addition, our restated certificate of incorporation and restated by-laws provide that stockholder action may not be effected without a duly called meeting. Our restated certificate of incorporation and restated by-laws also do not permit our stockholders to call special meetings of stockholders. This effectively limits the ability of our stockholders to conduct any form of consent solicitation.

Provisions of the DGCL, our restated certificate of incorporation and restated by-laws could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of us without approval of our Board of Directors, even if such acquisition were beneficial to other stockholders. Moreover, the provisions of the DGCL and our restated certificate of incorporation and restated by-laws relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock. Such provisions also allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•	anticipated results of financing activities;

•	anticipated agreements with marketing partners;

•	anticipated clinical trial timelines or results;

•	anticipated research and product development results;

•	projected regulatory timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Please also see the discussion of risks and uncertainties under the heading “Risk Factors” starting on page 3.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Panacos or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate purposes, including our internal discovery and development programs and the development of new technologies, general working capital and possible future acquisitions.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include information in the prospectus supplement, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	common stock; and/or

•	warrants to purchase common stock.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to an aggregate of 550,000,000 shares of common stock, $0.01 par value per share. As of March 1, 2006, approximately 50,128,957 shares of common stock were issued and outstanding. The following description of our common stock and provisions of our Restated Certificate of Incorporation and Amended and Restated By-laws are only summaries, and we encourage you to review complete copies of these documents, which have been filed as exhibits to our periodic reports with the Securities and Exchange Commission.

Dividends, Voting Rights and Liquidation

Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on the Nasdaq National Market under the symbol “PANC.”

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Delaware Law and Certain Charter and By-law Provisions

The provisions of Delaware law and of our Restated Certificate of Incorporation and Amended and Restated By-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests.

Business Combinations. We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Staggered Board. Our charter provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our charter provides that directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the shares of our capital stock entitled to vote for the election of directors. Under our charter, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Limitation of Liability; Indemnification. Our charter contains provisions permitted under the General Corporation Law of the State of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty as a director, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our charter and by-laws contain provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Stockholder Action; Special Meeting of Stockholders. Our charter provides that stockholders may take action only at a duly called annual or special meeting of stockholders and may not take action by written consent. Our by-laws further provide that special meetings of our stockholders may be called only by our president or by our board of directors.

Advance Notice Requirements For Stockholder Proposals and Director Nominations. Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Super-Majority Stockholder Vote Required for Certain Actions. The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or by-laws, unless a corporation’s charter or by-laws, as the case may be, requires a greater percentage. Our charter requires the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal the staggered board and stockholder action provisions described in this section of this prospectus entitled “Delaware Law and Certain Charter and By-law Provisions.”

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we so indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below.

General

We may issue warrants for the purchase of common stock in one or more series. We may issue warrants independently or together with common stock, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we will issue under a separate agreement. We may enter into the warrant agreement with a warrant agent. Each warrant agent will be a bank that we select which has its principal office in the United States and a combined capital and surplus in an amount as required by applicable law. We will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•

in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreement and warrants may be modified;

•	federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. Watertown, Massachusetts time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent upon exercise of the warrants.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights By Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through dealers or agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of such methods.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents, dealers or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Certain persons that participate in the distribution of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of penalty bids, in connection with an offering. Certain persons may also engage in passive market making transactions as permitted by Rule 103 of Regulation M. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will provide us with an opinion as to the legal matters in connection with the securities we are offering.

EXPERTS

The consolidated financial statements of Panacos Pharmaceuticals, Inc. (a development stage company) as of December 31, 2005, and for the year ended December 31, 2005 and the period from September 29, 1999 (inception) to December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 (which is included in Management’s Report on Internal Control over Financial Reporting) have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The cumulative consolidated financial statements for the period September 29, 1999 (inception) to December 31, 2005 include amounts for the period from September 29, 1999 (inception) to December 31, 2004, which were audited by other auditors, and KPMG’s report, insofar as it relates to the amounts included for the period September 29, 1999 through December 31, 2004 is based solely on the report of other auditors.

Ernst & Young LLP, independent auditors, have audited our financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003, and for the period from September 29, 1999 (inception) through December 31, 2004. These financial statements are included in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.panacos.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 16, 2006 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on January 9, 2006 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on January 30, 2006 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on February 9, 2006 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on February 14, 2006 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on February 27, 2006 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 23, 2006 (File No. 000-24241); and

•

The description of our common stock contained in our Registration Statement on Form 8-A, filed on May 13, 1998 (File No. 000-24241), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 000-24241) filed on February 26, 1998 and declared effective by the SEC on June 11, 1998, and any amendment or reports filed with the SEC for purposes of updating such description.

You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting Peyton J. Marshall, Executive Vice President and Chief Financial Officer, at our principal executive offices, which are located at 134 Coolidge Avenue, Watertown, Massachusetts; Telephone: (617) 926-1551.

To the extent that any statements contained in a document incorporated by reference are modified or superceded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superceded.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supercedes such statement.